240.13d102Schedule 13GInformation to be included in statements filed pursuant to
240.13d1(b), (c), and (d) and amendments thereto filed
 pursuant to 240.13d2.
Securities and Exchange Commission, Washington, D.C.20549
Schedule 13G
Under the Securities Exchange Act of 1934
(Amendment No.)*
ALUSSA ENERGY ACQUISITION CORP
(Name of Issuer)
COMMON STOCK,
(Title of Class of Securities)
G0232J101
(CUSIP Number)
DECEMBER 31, 2020
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
[X] Rule 13d1(b)
[] Rule 13d1(c)
[] Rule 13d1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any
subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be
 filed for the purpose of Section 18 of the Securities
 Exchange Act of 1934 (Act)
or otherwise subject to the liabilities of that section
of the Act but shall be subject
 to all other provisions of the Act (however, see the
 Notes).
CUSIP No. G0232J101
(1) Names of reporting persons
OMNI PARTNERS LLP
(2) Check the appropriate box if a member of a group
(a)
(see instructions)
(b)
(3) SEC use only
(4) Citizenship or place of organization:
4TH FLOOR, 15 GOLDEN SQUARE, LONDON W1F 9JG, UK
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power
(6) Shared voting power
1,898,375
(7) Sole dispositive power
(8) Shared dispositive power
(9) Aggregate amount beneficially owned by each reporting person
1,898,375
(10) Check if the aggregate amount in Row (9) excludes certain shares (
see instructions)
(11) Percent of class represented by amount in Row (9)
6.60%
(12) Type of reporting person (see instructions)
IA
Page_of_Pages
Instructions for Cover Page:
(1) Names of Reporting PersonsFurnish the full legal name of each person for
whom the report is filedi.e., each person required to sign
the schedule itself
including each member of a group. Do not include the name
of a person required
to be identified in the report but who is not a reporting
person.
(2) If any of the shares beneficially owned by a reporting
 person are held as
 a member of a group and that membership is expressly
affirmed, please check row 2(a).
If the reporting person disclaims membership in a group
or describes a relationship
with other person but does not affirm the existence
of a group, please check row
 2(b) [unless it is a joint filing pursuant to Rule
13d1(k)(1) in which case it
 may not be necessary to check row 2(b)].
(3) The third row is for SEC internal use; please
 leave blank.
(4) Citizenship or Place of OrganizationFurnish
citizenship if the named
reporting person is a natural person. Otherwise,
furnish place of organization.
(5)-(9),(11) Aggregated Amount Beneficially Owned By
 Each Reporting Person, etc.
Rows(5) through (9) inclusive, and (11) are to be
completed in accordance with
the provisions of Item 4 of Schedule 13G. All
percentages are to be rounded off
 to the nearest tenth (one place after decimal
point).
(10) Check if the aggregate amount reported as
beneficially owned in row (9)
 does not include shares as to which beneficial
ownership is disclaimed
pursuant to Rule 13d-4 [17 CFR 240.13d-4] under
the Securities Exchange
Act of 1934.
(12) Type of Reporting PersonPlease classify
 each reporting person
 according to the following breakdown (see Item
3 of Schedule 13G)
and place the appropriate Symbol on the form:
Category
Symbol
Broker Dealer
BD
Bank
BK
Insurance Company
IC
Investment Company
IV
Investment Adviser
IA
Employee Benefit Plan or Endowment Fund
EP
Parent Holding Company/Control Person
HC
Savings Association
SA
Church Plan
CP
Corporation
CO
Partnership
PN
Individual
IN
Non-U.S. Institution
FI
Other
OO
NOTES: Attach as many copies of the second part of
the cover
page as are needed, one reporting person per page.
Filing persons may, in order to avoid unnecessary
duplication,
 answer items on the schedules (Schedule 13D, 13G or TO) by
appropriate cross references to an item or items on the cover page(s). This approach may only be used where the cover page item or items provide all the disclosure required by
 the schedule
 item. Moreover, such a use of a cover page item will result in the item becoming a part of the schedule and accordingly being considered as filed for purposes of section 18 of the Securities
Exchange Act or otherwise subject to the liabilities of that section of the Act.
Reporting persons may comply with their cover page
 filing
requirements by filing either completed copies of
 the blank forms
available from the Commission, printed or typed
facsimiles, or
computer printed facsimiles, provided the documents
filed have identical
formats to the forms prescribed in the Commission's
regulations and
 meet existing Securities Exchange Act rules as to such matters as clarity and size (Securities Exchange Act Rule 12b12).
SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13G
Under Sections 13(d), 13(g) and 23 of the Securities
 Exchange Act
 of 1934 and the rules and regulations thereunder,
 the Commission is
authorized to solicit the information required to
be supplied by this
schedule by certain security holders of certain issuers.
Disclosure of the information specified in this
schedule is mandatory.
 The information will be used for the primary
purpose of determining
and disclosing the holdings of certain beneficial
owners of certain
equity securities. This statement will be made a
 matter of public
 record. Therefore, any information given will be available for inspection by any member of the public.
Because of the public nature of the information,
the Commission
 can use it for a variety of purposes, including referral to other governmental authorities or securities selfregulatory organizations for investigatory purposes or in connection with litigation involving the Federal securities laws or other civil, criminal or regulatory statutes or provisions.
Failure to disclose the information requested by this schedule may result in civil or criminal action against the persons
involved for violation of the Federal securities laws and
rules promulgated thereunder.
Instructions. A. Statements filed pursuant to Rule 13d1(b)
containing the information required by this schedule shall
be filed not later than February 14 following the calendar
year covered by the statement or within the time specified
in Rules 13d1(b)(2) and 13d2(c). Statements filed pursuant
 to Rule 13d1(d) shall be filed within the time specified
 in Rules 13d1(c), 13d2(b) and 13d-2(d). Statements filed
 pursuant to Rule 13d1(c) shall be filed not later than
February 14 following the calendar year covered by the
statement pursuant to Rules 13d-1(d) and 13d2(b).
B.Information contained in a form which is required to
 be filed by rules under section 13(f) (15 U.S.C.78m(f))
 for the same calendar year as that covered by a statement
 on this schedule may be incorporated by reference in
response to any of the items of this schedule. If such
information is incorporated by reference in this schedule,
 copies of the relevant pages of such form shall be filed
as an exhibit to this schedule.
C.The item numbers and captions of the items shall be
 included but the text of the items is to be omitted.
The answers to the items shall be so prepared as to
 indicate clearly the coverage of the items without
 referring to the text of the items. Answer every
item. If an item is inapplicable or the answer is
in the negative, so state.
Item 1(a) Name of issuer:___
ALUSSA ENERGY ACQUISITION CORP
Item 1(b) Address of issuer's principal executive
 offices:____
PO Box 500, 71 Fort Street, Grand Cayman
 KY1-1106, Cayman Islands
2(a) Name of person filing:
OMNI PARTNERS LLP
2(b) Address or principal business office or, if none,
 residence:
4TH FLOOR, 15 GOLDEN SQUARE, LONDON W1F 9JG, UK
2(c) Citizenship:
UNITED KINGDOM
2(d) Title of class of securities:
COMMON STOCK
2(e) CUSIP No.:
G0232J101
Item 3. If this statement is filed pursuant to 240.13d-1(b)
or 240.13d2(b) or (c), check whether the person filing is a:
     (a) [] Broker or dealer registered under section 15 of
 the Act (15 U.S.C.78o);
     (b) [] Bank as defined in section 3(a)(6) of the Act
 (15 U.S.C. 78c);
     (c) [] Insurance company as defined in section 3(a)(19)
 of the Act (15 U.S.C. 78c);
     (d) [X] Investment company registered under section 8 of
the Investment Company Act of 1940 (15 U.S.C 80a-8);
     (e) [] An investment adviser in accordance with 240.13d1
(b)(1)(ii)(E);
     (f) [] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
     (g) [] A parent holding company or control person in accordance with 240.13d1(b)(1)(ii)(G);
     (h) [] A savings associations as defined in Section 3(b) of the
Federal Deposit Insurance Act (12 U.S.C. 1813);
     (i) [] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company
Act of 1940 (15 U.S.C. 80a-3);
     (j) [] A non-U.S. institution in accordance with 40.13d-1
(b)(1)(ii)(J);
     (k) [] Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with 240.13d-1
(b)(1)(ii)(J),
 please specify the type of institution: ____
Item 4. Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: _____1,898,375.
(b) Percent of class: _____6.60%.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote _____.
(ii) Shared power to vote or to direct the vote _____1,898,375.
(iii) Sole power to dispose or to direct the disposition of _____.
(iv) Shared power to dispose or to direct the disposition of _____. Instruction. For computations regarding securities which represent a right to acquire an underlying security see 240.13d-3(d)(1).
Item 5. Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting
 person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [].
Instruction. Dissolution of a group requires a response to this item.
Item 6. Ownership of More than 5 Percent on Behalf of Another Person.
 If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control
 Person. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.
Not applicable
Item 8. Identification and Classification of Members of the Group
Not applicable
If a group has filed this schedule pursuant to 240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.
Item 9. Notice of Dissolution of Group. Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.
Not applicable
Item 10. Certifications
(a) The following certification shall be included if the statement is filed pursuant to 240.13d-1(b):
By signing below I certify that, to the best of my knowledge and belief, the
securities referred to above were acquired and are held in the ordinary course
 of business and were not acquired and are not held for the
purpose of or with
the effect of changing or influencing the control of the issuer of the securities
 and were not acquired and are not held in connection with or as a participant in
 any transaction having that purpose or effect, other than
 activities solely
in connection with a nomination under 240.14a-11.
(b) The following certification shall be included if the
statement is filed
pursuant to 240.13d-1(b)(1)(ii)(J), or if the statement is
 filed pursuant to
 240.13d-1(b)(1)(ii)(K) and a member of the group is a
non-U.S. institution
 eligible to file pursuant to 240.13d-1(b)(1)(ii)(J):
By signing below I certify that, to the best of my knowledge and belief,
 the foreign regulatory scheme applicable to [insert particular category
of institutional investor] is substantially comparable
to the regulatory
 scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.
(c) The following certification shall be included if the statement is filed pursuant to 240.13d-1(c):
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under 240.14a-11.
Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:__FEBRUARY 16, 2021
_____.
Signature.
STEPHEN HILL, CHIEF COMPLIANCE OFFICER
Name/Title.
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, Provided, however, That a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule
 13d-7 for other parties for whom copies are to be sent.